UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report N/A

For the transition period from N/A                to N/A

Commission file number N/A

KELSO TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

7773 - 118A Street, North Delta, British Columbia V4C 6V1
(Address of principal executive offices)

James R. Bond, CEO
7773 - 118A Street
North Delta, British Columbia V4C 6V1
Telephone: 250.764.3618
Email: bond@kelsotech.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Copy of communications to:
Bernard Pinsky
Clark Wilson LLP
Suite 900 – 885 West Georgia Street
Vancouver, British Columbia, V6C 3H1, Canada
Telephone: 604.687.5700
Facsimile: 604.687.6314

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Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

39,990,583 common shares without par value outstanding on December 31, 2012.
There were no Class A non-cumulative preference shares outstanding on December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[   ] YES     [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[   ] YES     [   ] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[   ] YES     [X] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[   ] YES     [X] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [X]

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If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] ITEM 17      [   ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES      [   ] NO

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FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “potential”, or “continue”, the negative thereof or other variations thereon or comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

There can be no assurance that the forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Except as required by applicable law, including the securities laws of the United States and Canada, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

In this registration statement, unless otherwise stated, all dollar amounts are expressed in United States dollars (“$”). The financial statements and summaries of financial information contained in this registration statement are also reported in United States dollars unless otherwise stated. All such financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), unless expressly stated otherwise.

As used in this registration statement, the terms “we”, “us” and “our” refer to Kelso Technologies Inc. and its wholly-owned subsidiaries Kelso Technologies (U.S.A.) Inc. and of Kelso Innovative Solutions Inc.

PART I

Item 1.              Identity of Directors, Senior Management and Advisers

A.      Directors and Senior Management

The directors and the senior management of our company are as follows:

Name and Office Held	Function
James R. Bond President, Chief Executive Officer, Director, and Audit Committee Member

As our President and Chief Executive Officer, Mr. Bond is responsible for strategic planning and operations, as well as managing our relations with our legal advisers, regulatory authorities and the investor community; as a director, Mr. Bond participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

William Troy Director and Audit Committee Member	As an independent director, Mr. Troy supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Neil Gambow Director	As a director, Mr. Gambow supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Peter Hughes Director and Audit Committee Member	As an independent director, Mr. Hughes supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Anthony Andrukaitis Director	As an independent director, Mr. Andrukaitis supervises our management and helps to ensure compliance with our corporate governance policies and standards.
Richard Lee Chief Financial Officer	As our Chief Financial Officer, Mr. Lee is responsible for the management and supervision of all of the financial aspects of our business.

The business address for our directors and officers is 7773 - 118A Street, North Delta, British Columbia, Canada V4C 6V1.

B.      Advisers

Our legal advisers are Clark Wilson LLP with a business address at 900 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1. Our DAD/PAL for the purposes of our OTCQX listing is Dorsey & Whitney LLP with a business address at Suite 1605 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K4.

C.      Auditors

Our current auditors are Smythe Ratcliffe LLP, Chartered Accountants, with a business address at 700 – 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8. Smythe Ratcliffe LLP, Chartered Accountants, are members of the Institute of Chartered Accountants of British Columbia and are registered with both the Canadian Public Accountability Board and the U.S. Public Company Accounting Oversight Board. Smythe Ratcliffe LLP, Chartered Accountants, were first appointed as our auditors on November 16, 2009.

Item 2.              Offer Statistics and Expected Timetable

Not Applicable.

Item 3.              Key Information

A.      Selected Financial Data

Prepared In Accordance With IFRS

The following table summarizes selected financial data for our company for the six months ended June 30, 2013 and the six months ended May 31, 2012, for the four months ended December 31, 2012, and for the fiscal years ended August 31, 2012 and 2011 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Effective December 31, 2012, we changed our fiscal year end from August 31st to December 31st. The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects” beginning at page 20 below.

Selected Financial Data

Statements of Income (Loss) Data	Six months ended June 30, 2013 (unaudited) ($)	Six months ended May 31, 2012 (unaudited) ($)	Four months ended December 31, 2012 (audited) ($)	Year Ended August 31st
				2012 (audited) ($)	2011 (audited) ($)
Revenues	4,674,202	760,696	2,830,778	2,233,807	1,326,024
Gross Profit	1,558,682	229,951	893,171	560,373	319,962
Net (Loss)/Income and Comprehensive (Loss)/Income	240,636	(604,850)	10,988	(1,276,827)	(1,463,869)
Basic and Diluted (Loss)/Earnings per Share	0.01	(0.02)	0.00	(0.04)	(0.05)

Statement of Financial Position Data	As at June 30, 2013 (unaudited) ($)	As at December 31, 2012 (audited) ($)	As at August 31st
			2012 (audited) ($)	2011 (audited) ($)
Assets	4,803,379	4,319,482	2,689,346	2,559,165
Current Liabilities	325,239	283,042	763,773	268,937

Shareholders’ Equity/(Deficiency)	4,478,140	4,036,440	1,925,573	2,290,228
Common Shares	16,624,125	16,073,471	14,495,094	13,639,786
(Deficit)/Retained Earnings	(13,723,420)	(13,964,056)	(13,975,044)	(12,698,217)
Outstanding Common Shares	41,415,347	39,990,583	36,659,583	33,006,283

Prepared In Accordance With Canadian GAAP

The following table summarizes selected financial data for our company for the fiscal years ended August 31, 2010, 2009 and 2008 prepared in accordance with Canadian GAAP. The information in the table was extracted from the detailed financial statements and related notes for these financial periods which are available under the Company’s profile on SEDAR at www.sedar.com and should be read in conjunction with such financial statements. The audited annual financial statements for the fiscal years ended August 31, 2010, 2009 and 2008 were prepared and presented in accordance with Canadian GAAP and the financial information in such financial statements and in the tables below is presented in Canadian dollars.

Selected Financial Data

Statements of Income (Loss) Data	Year Ended August 31st
	2010 (audited) (Canadian Dollars)	2009 (audited) (Canadian Dollars)	2008 (audited) (Canadian Dollars)
Revenues	190,844	286,539	90,931
Gross Profit	40,214	81,350	26,977
Net (Loss)/Income and Comprehensive (Loss)/Income	(307,915)	(662,086)	(876,170)
Basic and Diluted (Loss)/Earnings per Share	(0.02)	(0.07)	(0.01)

Statement of Financial Position Data	As at August 31st
	2010 (audited) (Canadian Dollars)	2009 (audited) (Canadian Dollars)	2008 (audited) (Canadian Dollars)
Assets	510,587	15,418	36,422
Current Liabilities	381,714	920,193	548,363
Shareholders’ Equity/(Deficiency)	128,873	(904,775)	(511,941)
Common Shares	10,369,150	9,223,831	8,685,517
(Deficit)/Retained Earnings	(10,958,983)	(10,651,068)	(9,988,982)
Outstanding Common Shares	21,778,383	11,295,754	9,088,891

B. Capitalization and Indebtedness

Our authorized share capital consists of an unlimited number of common shares (each, a “Common Share”) without par value and an unlimited number of Class A non-cumulative Preference Shares (the “Preferred Shares”) without par value, of which 5,000,000 are designated as convertible, voting preference shares (the “Series 1 Shares”). As of June 30, 2013, we had 41,415,347 Common Shares issued and outstanding and no Preferred Shares issued and outstanding.

The table below sets forth our total indebtedness and shows the capitalization of our Company as of June 30, 2013. You should read this table in conjunction with our audited financial statements, together with the accompanying notes and the other information appearing under the heading “Item 5 – Operating and Financial Review and Prospects” beginning at page 20, below.

As at June 30, 2013
Liabilities
Accounts Payable and Accrued Liabilities	$316,887
Due to Related Parties	$8,352
Shareholders’ Equity
Common Shares	$16,624,125
Subscriptions Received	Nil
Share-based Payments Reserve	$1,577,435
Deficit	$13,723,420

C.      Reasons for the Offer and Use of Proceeds

Not applicable.

D.     Risk Factors

We are diligent in minimizing exposure to business risks, but by the nature of its activities and size, will always be exposed to some risks. These risks are not always quantifiable due to their uncertain nature.

Our operations and financial performance are subject to the normal risks applicable to railroad equipment supply companies and are subject to various factors which are beyond our control. Risk areas include that the Company’s products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors may exist that could cause actual results to be materially different than those anticipated by management. These may include that the Company may be unsuccessful in raising any additional capital for needs that may arise; the Company may not have sufficient capital to develop, produce and deliver new orders; customer orders that are placed may be cancelled; products may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the productive capacity of the Company may not be large enough to handle market demand. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described in forward-looking statements.

Certain of these risk factors are described below. The risks described below are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently considers immaterial, may also adversely impact the Company’s business, operations, financial results or prospects, should any such other events occur.

Risks Relating to the Business

The Company’s products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, its business may suffer a material negative impact and may fail.

The success of our company will be dependent on our ability to protect and develop our technology. The Company has obtained patents for its external constant force spring pressure relief valves (each, an “EPRV”) (Patent No. 5,855,225) and a revolutionary new manway securement system trademarked the “Kelso Klincher®” (the “KKM”) (Patent No. US 7,104,722 B2); however, a patent has not been obtained for the Company’s Kelso Tiger Tube™ - Eduction Technology eduction tube (the “ETS”) technology. The Company has also obtained trademarks for its product names, particularly “Kelso Klincher®” (issued on January 29, 2013 under number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube. The Company has also filed a patent application under a “Non-Publication Request” for its Bottom Outlet Valve (“BOV”) design.

If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our railroad equipment products, including our EPRVs, KKMs and ETS’ or other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit. Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business

Further, the Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

The Company may have insufficient capital in the future to meet production demands and continue its operations.

Although the Company was profitable and had a positive working capital as at December 31, 2012, the Company may, from time to time, report a working capital deficit. To maintain its activities, the Company will require additional funds which may be obtained either by the sale of securities or obtaining debt financing. There is no assurance that the Company will be successful in obtaining such additional financing; failure to do so could result in the inability of the Company to develop new products, meet production and delivery demands and continue its operations.

The Company has a limited operating history and may not achieve its growth objectives.

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its financing and development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet its ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

Markets for the Company’s products may not develop as quickly as anticipated or at all.

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

Competition may affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

Customer orders that are placed may be cancelled.

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

Products may not perform as well as expected.

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customers. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

There may be a shortage of parts and raw materials.

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

The productive capacity of the Company may not be large enough to handle market demand.

The Company’s current production facilities may not be large enough to handle market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

The Company’s research and development efforts may not result in commercially viable products.

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

The Company may face uninsurable or underinsured risks.

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable.

Risks Relating to Management

The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and of the CEO of Kelso Technologies (U.S.A.) Inc. (“Kelso USA”) and Kelso Innovative Solutions Inc. (“Kelso Innovative”). The Company relies on the industry expertise and experience of its senior executives, and their working relationships with the Company’s employees, customers and relevant regulatory authorities. If one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Because executive management is free to devote time to other ventures, shareholders may not agree with their allocation of time.

The Company’s executive officers and directors devote the majority of their time to the management and operation of the Company’s business. Management is not however, contractually required to manage or direct the Company as their sole and exclusive function and they may have other business interests and engage in other activities in addition to those relating to the Company. This includes rendering advice or services of any kind to and creating or managing other businesses.

The board of directors may change the Company’s operating policies and strategies without prior notice to shareholders or shareholder approval and such changes could harm the Company’s business and results of operations, and the value of the Common Shares.

The board of directors of our Company (the “Board”) has the authority to modify or waive certain of the Company’s current operating policies and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to the Company’s current operating policies and strategies would have on the Company’s business, operating results and value of the Common Shares. However, such changes could have a material adverse effect on the Company’s financial position or otherwise.

The Articles of the Company contain provisions indemnifying its officers and directors against eligible penalties.

The Articles of the Company contain provisions with respect to the indemnification of our officers and directors against all eligible penalties, being a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding. An eligible proceeding means a legal proceeding or investigative action, whether current, pending, threatened or completed, in which a director, former director or alternate director of the Company (each, an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company: is or may be joined as a party; or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding.

Risks Relating to the Common Shares

If the Company’s business is unsuccessful, its shareholders may lose their entire investment.

Although shareholders will not be bound by or be personally liable for the Company’s expenses, liabilities or obligations beyond their total original capital contributions, should the Company suffer a deficiency in funds with which to meet its obligations, the shareholders as a whole may lose their entire investment in the Company.

The Common Shares are subject to the price volatility of publicly traded securities.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company.

The Common Shares have limited liquidity and shareholders may be unable to sell their shares.

There is currently a limited market for the Common Shares and the Company can provide no assurance to investors that a market will develop. If a market for the Common Shares does not develop, shareholders may not be able to resell the Common Shares that they have purchased and they may lose all of their investment. Public announcements regarding the Company, changes in government regulations, conditions in the Company’s market segment and changes in earnings estimates by analysts may cause the price of the Common Shares to fluctuate substantially.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share if the Company issues additional shares or raise funds through the sale of equity securities.

The Company’s constating documents currently authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares, of which 5,000,000 are designated as Series 1 Shares. If we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If the Company issues any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in control of the Company.

The Company does not intend to pay dividends on any investment in the Common Shares.

The Company has never paid any cash dividends and currently does not intend to pay any dividends for the foreseeable future. To the extent that the Company requires additional funding currently not provided for in its financing plan, its funding sources may prohibit the payment of a dividend. Because the Company does not intend to declare dividends, any gain on an investment in the Company will need to come through an increase in the market price of the Common Shares. This may never happen and investors may lose all of their investment in the Company.

Item 4.              Information on our Company

A.      History and Development of Our Company

The Company was incorporated as “Kelso Resources Ltd.” pursuant to the Company Act (British Columbia) on March 16, 1987. On July 21, 1994, the Company changed its corporate name to “Kelso Technologies Inc.” The Company is currently organized pursuant to the Business Corporations Act (British Columbia) (“BCBCA”) which replaced the Company Act (British Columbia) in 2004.

The Company’s registered office is located at Suite 800 - 885 West Georgia Street, Vancouver, British Columbia V6C 3H1. The Company’s corporate head office is located at 7773 – 118A Street, North Delta, British Columbia V4C 6V1. The Company’s telephone number is (250) 764-3618.

In February 2007, the Company replaced its original Articles with new Articles to reflect the adoption of the BCBCA. On May 13, 2010, the Company consolidated its share capital on the basis of one new Common Share in the capital of the Company for seven old Common Shares. This consolidation was approved by a special resolution of the shareholders of the Company passed February 5, 2010. At its annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include, among other things, advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

The Common Shares are publicly traded on the TSX Venture Exchange (the “TSXV”) under the symbol “KLS”, and on the U.S. over-the-counter market (“OTCQX”) under the symbol “KEOSF”.

The Company operates in conjunction with its two wholly-owned subsidiaries Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada.

General Development of the Business

General

The Company is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

The Company currently offers approximately 34 products. The key products that the Company offers include a series of EPRVs for pressure management; the KKM; and the ETS products that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, has been working with key customers on new products to add to the Company’s catalogue.

The Company recruited and appointed a new executive management team in April 2010 at which time a commercial business plan was established. In accordance with this strategic plan, the new management team has since consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; repaired Kelso’s business reputation; gained the confidence of the railroad and investment community; accessed new equity development capital; established a modern state-of-the-art production infrastructure; secured required regulatory approvals; secured product liability insurance; implemented educational marketing initiatives; and steadily grown sales and distribution of products to key North American rail tank car manufacturers and many retrofit/repair businesses.

The Company continues to build a quality brand in the railroad industry based on its reputation to create, develop, engineer and reliably supply “best technology” product solutions that address the demanding technology criteria of our railroad customers. In less than three years, the Company has successfully gained the railroad industry’s confidence, approval and their willingness to adopt its products.

Three Year History

2010

In April 2010, the Company recruited and appointed a new executive management team and put a reorganization plan and a commercial business plan in place.

In May 2010, as part of the reorganization, the Company completed a consolidation of its Common Shares on the basis of seven old Common Shares for one new Common Share. Also in May 2010, the Company completed a non-brokered private placement for gross proceeds of $827,000 by issuing 8,270,000 units at $0.10 per unit. Each unit consisted of one Common Share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one additional Common Share at a price of $0.18 per share until May 25, 2012. All the securities issued in connection with this private placement were subject to a four-month hold period which expired September 25, 2010. The Company paid $27,200 in finder’s fees to Canaccord Genuity Corp. and Global Maxfin Capital Corp. in connection with this private placement. On May 26, 2010, the Company entered into an agreement with Barry LaCroix whereby the Company acquired Manhole Cover Patent No. US 7,104,722 B2 from Mr. LaCroix and related technology and intellectual property. This patent expires 2023.

In June 2010, the Company secured exclusive rights to an innovative patented “Kelso Klincher®” Manway Securement System for rail tank cars, other transportation and fixed location applications. KKM is a unique new solution to a serious and persistent problem of leaking manways on rail tank cars. The rail tank car market is actively seeking solutions to this recurring problem. This is being driven by the industry’s desire to operate as quickly and safely as possible and by the policies and guidelines of regulatory agencies in the United States and Canada that are demanding a dramatic reduction in the number of non-accidental releases.

In September 2010, the Company closed a non-brokered private placement for gross proceeds of $196,112 by issuing 1,153,600 units at a price of $0.17 per unit. Each unit consisted of one Common Share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one additional Common Share at a price of $0.25 per share until August 31, 2012. All the securities issued in connection with this private placement were subject to a four-month hold period which expired on December 31, 2010. The Company paid $14,100 in finder’s fees to Canaccord Genuity Corp. in connection with this private placement.

In November 2010, the Company reported that it completed its initial production capability and commenced commercialization initiatives for its KKM. Also in November 2010, the Company announced that it was opening a 4,000 square foot facility in Bonham, Texas to assemble its EPRVs.

In December 2010, the Company closed a non-brokered private placement for gross proceeds of $1,734,500 by issuing 6,938,000 units at a price of $0.25 per unit. Each unit consisted of one Common Share and one-half of one share purchase warrant. Each whole warrant entitled the holder to purchase one additional Common Share at a price of $0.35 per share until December 22, 2012. All the securities issued in connection with this private placement were subject to a four-month hold period which expired on April 23, 2011. The Company paid 8% finder’s fees in accordance with TSXV policies and guidelines to various finders in cash and/or common shares in connection with the private placement.

2011

In January 2011, the Company reported that it opened its EPRV assembly facility in Bonham, Texas. The facility was dedicated to the assembly, test and certification of up to 4,000 valves per year. Production capacity can be scaled upward when necessary at this facility with limited additional investment. Also in January 2011, the Company’s first production unit of its KKM was successfully installed on an existing rail tank car for fit check and operational performance evaluation. The KKM is a patented revolutionary tank car system designed to replace the out-of-date eye bolt securement systems used in the railroad industry.

In March 2011, the Company received its Class F certification for its production facilities in Bonham, Texas from the AAR. The certification, which expires on March 3, 2017, covers the manufacture, recondition, repair, retest, or qualified tank car service equipment.

In June 2011, the Company reported that Kelso USA had substantially completed the first stage of its market introduction of its KKM.

In July 2011, the Company and Kelso USA established their first assembly plant for the KKM with the purchase of a 6,000 square foot building in Bonham, Texas for $129,000. Also in July 2011, the Company closed a non-brokered private placement for gross proceeds of $1,000,000 by issuing 2,000,000 units at a price of $0.50 per unit. Each unit consisted of one Common Share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of $0.70 per share until July 25, 2013. All the securities issued in connection with this private placement were subject to a four-month hold period which expired November 26, 2011. The Company paid 8% finder’s fees ($87,200) in accordance with TSXV policies and guidelines in connection with the private placement.

In August 2011, the Common Shares began trading on the OTCQX in the U.S. under the symbol “KEOSF”.

In October 2011, Kelso USA received a key project order for its AAR-approved 75PSI EPRV and new 165PSI EPRV from one of the largest petroleum companies in the world. The order was valued at approximately $275,000. This order marked the initial implementation of the client’s adoption strategies for the Company’s innovative products.

2012

In January 2012, the Company reported that its EPRV and KKM were specified by several HAZMAT customers for installation on new rail tank cars scheduled to be built in 2012. These transactions were valued at approximately $3,000,000.

In February 2012, the Company reported that it received additional purchase orders for its EPRVs in excess of $1,000,000. Accordingly, the Company’s EPRV product business for 2012 was put in excess of $4,000,000. The key to this business activity was that one of the four major tank car manufacturers (“OEMs”) designated the Company’s EPRV as recommended standard equipment on a series of their railroad tank cars used primarily for ethanol and crude oil transport.

In June 2012, the Company reported that the high performance attributes of a new extension of its EPRV product line, the JS75XL, was successfully verified by an independent engineering test lab in Columbus, Ohio as required by the railroad industry. The JS75XL is one of a number of high performance EPRV products that the Company created to distinguish the enhanced performance capacity of its EPRV products above all other competitive products. On June 20, 2012, Kelso Innovative was incorporated.

In August 2012, the Company reported that its high performance specifications for its new EPRV, the JS75XH/27, were successfully performance tested and confirmed by an independent engineering test lab in Denver, Colorado as required by the railroad industry. The JS75XH/27 joined the JS75XL/5 as the second new EPRV that the Company created to establish new high-performance specifications that meet the new regulatory standards in development for a number of critical HAZMAT applications. The JS75XL/5 meets the new regulatory criteria for insulated/jacketed rail tank cars while the JS75XH/27 meets the new regulatory goals for Package 1 and 2 rail tank cars designed for demanding applications in the transport of crude oil and ethanol.

On September 4, 2012, the Company provided notice that it changed its financial year end from August 31st to December 31st. On September 28, 2012, the Company closed a non-brokered private placement for gross proceeds of US$1,197,000 by issuing 1,995,000 units at a price of US$0.60 per unit. Each unit consists of one Common Share and one-half of one share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share at a price of US$0.80 per share until September 28, 2014. All the securities issued in connection with this private placement were subject to a four-month and a day hold period which expired on January 29, 2013. The Company paid 8% percent finder's fees ($91,414) where applicable in accordance with TSXV policies and guidelines in connection with the private placement.

In October 2012, the Company reported that it received regulatory approval from the AAR for its new heavy-duty, high performance EPRV known as the JS75XH/27 that was successfully tested by independent sources in August 2012. The JS75XH/27 is fully qualified to be commercially utilized in numerous heavy duty HAZMAT applications that include the transport of crude oil and ethanol. The Company also received its Class D (includes Class F) certification for its EPRV and manway production facilities in Bonham, Texas from the AAR. The Company’s AAR Class D Registration covers the manufacture, quality control assurance, testing and certification, and recondition, repair, and retest of qualified tank car service equipment. The first shipments of the JS75XH/27 to OEM customers commenced during October 2012. The Company also reported that it has applied for M-1003 certification and has tailored all of its quality assurance programs and processes to that standard.

In November 2012, the Company acquired all proprietary and manufacturing rights from the James Wilson Company of Houston, Texas for their ETS product line for US$65,000. ETS are used in the loading and unloading of highly corrosive chemicals from rail tank cars and road tank trailers. Hydrochloric acid is the largest application for the ETS and a key chemical in hydraulic fracturing and oil sands processing. Growth of production output in the petroleum, natural gas and oil sands industries has fueled increases in demand for new chemical rail tank cars in 2013 and 2014 – a market of interest for Kelso. The Company’s ETS is marketed as the “Kelso Tiger Tube™” and sold to the Company’s OEM, retrofit and repair customers in conjunction with its EPRV that has been specifically designed for the rigors of acid handling and transport. Kelso Innovative manages the design elements of the ETS. Also in November 2012, the Company expanded its production facility in Bonham, Texas bringing the total to 41,000 square feet of leased premises. The Bonham facility is dedicated to the assembly, testing and certification of up to 400 EPRV per week on a single shift basis. Production capacity can be scaled upward when required. The key significance of Bonham, Texas is that it is within a 150 mile radius of the Company’s largest customers.

In December 2012, the Company reported that it increased production capacity to 450 per week including its JS75XH (carbon steel) and JS75XHS (stainless steel) EPRVs that meet the new industry benchmark for tank cars in the ethanol and crude oil sectors. These valves flow at 30,060 scfm which is in excess of the 27,000 scfm minimum flow rate desired by AAR and federal regulators.

2013

In March 2013, the Company announced that it entered into a joint sales and marketing agreement with Bulk Tank Inc., a premier trucking industry supplier, whereby Bulk Tank Inc. will market the Company’s trucking product lines to its customer base. Also in Mark 2013, the Company reported that it received AAR approval (AAR Approval Number 079002) for a new 75 PSI pressure relief valve that has the highest flow rating for this pressure rating and mounting size. The new JS75XL fits a 3” tank car nozzle with a 6 ½” nominal mounting bolt circle and has a flow rating of 4,099 scfm. It can also be mounted inside the protective housing on new tank cars.

In April 2013, the Company reported that it successfully completed independent testing of its KKM. This evaluation which confirmed that the KKM is a leading technology product when compared to similar “legacy” technology products currently in use in the industry is expected to be the last stage of qualification of the KKM for railroad use. The Company intends to move the KKM into commercial production at its production facility in Bonham, Texas.

In June 2013, the Company reported that it has filed a patent application for a new BOV design for use on new rail tank cars and retrofits of existing rail tank cars. The patent application was filed on June 3, 2013 under a “Non-Publication Request” which keeps the patent filing private until the patent is issued. The final patent is expected to take two or more years to be granted, and if granted, to have a lifespan of 17 years from the date of grant.

B.      Business Overview

The Company is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

The Company currently offers approximately 34 products. The key products that the Company offers include a series of EPRVs for pressure management; a revolutionary KKM manway securement system; and ETS products that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are proprietary and patent protected and designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. See “Key Products” below for a description of the Company’s key products. In addition to current product offerings, Kelso Innovative, the Company’s wholly-owned product development enterprise, has been working with key customers on new products to add to the Company’s catalogue.

The Company recruited and appointed a new executive management team in April 2010 at which time a commercial business plan was established. In accordance with this strategic plan, the new management team has since consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; repaired Kelso’s business reputation; gained the confidence of the railroad and investment community; accessed new equity development capital; established a modern state-of-the-art production infrastructure; secured required regulatory approvals; secured product liability insurance; implemented educational marketing initiatives; and steadily grown sales and distribution of products to key North American rail tank car manufacturers and many retrofit/repair businesses.

The Company continues to build a quality brand in the railroad industry based on its reputation to create, develop, engineer and reliably supply “best technology” product solutions that address the demanding technology criteria of our railroad customers. In less than three years, the Company has successfully gained the railroad industry’s confidence, approval and their willingness to adopt its products.

The Common Shares are publicly traded on the TSXV under the trading symbol “KLS”, and on the OTCQX under the trading symbol “KEOSF”.

The Company operates in combination with its wholly-owned subsidiaries, Kelso USA and Kelso Innovative. Kelso USA is the operational arm of the Company, while Kelso Innovative focuses on engineering industrial designs and distribution plans for the Company’s KKM system for applications in the roadway trucking and trailer market.

Markets

The Company’s principal markets are the United States and Canada. The Company distributes its products directly to its customers from the Company’s production facilities in Bonham, Texas.

The Company’s key products are the ETS, the KKM and the EPRV. Each of these key products is at the commercial production stage. The Company, through Kelso Innovative, continues to work on the development of new products and on finding new and economic applications for its existing products, including, for example, applications for the Company’s products in the trucking industry.

The Company’s total revenue for the past three financial years is attributable by key product and by geographic region as follows:

Year Ended	Total Revenue (audited) ($)	Key Product			Geographic Jurisdiction
		ETS (unaudited)	KKM (unaudited)	EPRV (unaudited)	United States (unaudited)	Canada (unaudited)
August 31, 2011	1,326,024	Nil (0%)	Nil (0%)	$1,326,024 (100%)	$1,326,024 (100%)	Nil (0%)
August 31, 2012	2,233,807	Nil (0%)	Nil (0%)	$2,233,807 (100%)	$2,233,807 (100%)	Nil (0%)
December 31, 2012(1)	2,830,778	Nil (0%)	Nil (0%)	$2,830,778 (100%)	$2,830,778 (100%)	Nil (0%)

Notes:

(1)	On December 31, 2012, the Company changed its financial year end from August 31st to December 31st. The financial information in this row is for the four months ended December 31, 2012.

Business Model

The business model of the Company is focused on the industrial design and engineering development of qualified commercial products based on the Company’s patents, proprietary rights and specific adoption criteria established by its clientele. The resulting products are marketed, produced and distributed to the Company’s OEM, repair and retrofit customers in the railroad industry.

The Company’s primary goal is to build large profitable revenue streams from its products. Management plans to reinvest profits into the expansion of the Company’s business to grow earnings to levels that maintain financial health without further external funding; improve returns on investment; allow for the payment of dividends; and allow the corporate value to increase on behalf of the Company’s shareholders.

The relevance of the Company’s products is opportune as the railroad industry is entering a boom period due to the rapid growth of crude oil shipments in North America. The railroad industry has not meaningfully re-engineered load/unload and containment systems for hazardous materials in over 70 years. Social liabilities, environmental sensitivities and worker safety issues have increased government pressure and spurred new regulations in both Canada and the United States. This may prompt the transportation industry to adopt new technologies at a much quicker pace which would provide the Company with a solid foundation on which to grow a sustainable, profitable business.

The key components of the Company’s business model include:

  experienced executive management;
  focused strategic plans that are achievable, flexible and sustainable;
  access to development capital through reputable public company governance;
  corporate branding as a reliable supplier of high-quality railroad equipment;
  exceptional customer service;
  industrial engineering capability for product solutions based on customers’ specific criteria;
  growth of a “next generation” equipment catalogue through in-house product development;
  acquisition of new or established products that can grow new markets under our management;
  marketing initiatives that promote awareness of our products being “best available technology”;
  reliable order base from customers to fuel predictable profitable business growth;
  production infrastructure and capacity that can supply demand; and
  profitability, liquidity, dividends and corporate value on behalf of the shareholders.

Although still a small enterprise, the Company is at the forefront of technology development and innovation for the railroad industry. The Company’s business model is focused on becoming a leader in the design and supply of new innovative technologies aimed at worker safety; and the safe handling and containment of hazardous materials in transportation systems.

Key Products

The Company currently offers approximately 34 products. The key products that the Company offers, as summarized below, include a series of EPRVs for pressure management; the KKM, a revolutionary new manway securement system; and ETS products that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport. Products are proprietary and patent protected and are designed for use on applications on railroad tank cars but can be modified for use in other markets such as trucking. In addition to current product offerings, Kelso Innovative has been working with key customers on new products to add to the Company’s catalogue.

External Constant Force Spring Pressure Relief Valves (EPRV)

Over the past decade Kelso has been involved in the development, regulatory approval, marketing and manufacture of EPRVs that are designed for railroad tank cars that carry hazardous and nonhazardous commodities. The Company currently has approximately 27 versions of EPRVs in its product line, including a number of high-performance EPRVs. The Company’s series of EPRVs are “best available technology” products and proprietary to the Company. They have a number of significant competitive advantages that include:

  high “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals;
  the only high flow valve in market that is totally external;
  substantial technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube;
  increased valve reliability due to little or no contact with HAZMAT;
  uses flat gasket seal which is more tolerant to contamination;
  low profile provides for better roll-over safety; and
  external design allows complete inspection during loading.

“Kelso Klincher®” Manway (KKM)

The Company holds the patent rights for a new manway technology trademarked as the “Kelso Klincher®”. The KKM is a revolutionary technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. They include:

  one bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets;
  eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts;
  eliminates relaxation of gaskets under eye-bolt location;
  eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique;
  standard AAR-approved gasket retention method with currently used hard and soft gaskets;
  ACME Thread on T-Bolt virtually eliminates loosening due to vibration;
  rigid collar at top of nozzle reduces risk of nozzle or lid distortion;
  much faster opening and closing operation with one bolt management system;
  uniform load on the gasket prolongs service life;
  reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid;
  ease of operation with lightweight hinged lid; and
  no eye-bolts to kick at tank car inspection.

Kelso Tiger Tube™ - Eduction Technology (ETS)

The Kelso Tiger Tube™ ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

Production and Services

The Company operates two production facilities totaling approximately 47,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR.

Location to supply chains and customers is a critical factor in the Company’s production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within 250 miles of the Company’s main customers. The Company controls assembly, testing, certification and shipping processes for its products. Production output can be scaled upwards when required with minimal investment.

The Company’s policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. Cast and fabricated components of the Company’s products are being sourced from expert certified suppliers. This minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise. This reduces the Company’s financial risks due to fabrication and casting errors.

Cost control and minimization is paramount to the Company’s production strategy as is the plant location relative to customers to reduce distribution costs. The Company has engaged individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations.

Marketing

The Company’s marketing professionals work directly with users of its products and the businesses that build, retrofit and repair railroad and trucking rolling stock. There are two key market segments for the Company’s products. The largest and most demanding is the rail tank car manufacturers, or OEM, that produce new tank cars. The other is the railroad retrofit and repair market. Both market segments continue to be developed by the Company.

Management has established key strategic relationships with the Federal Railroad Administration of the United States (FRA), Transport Canada, and is a member of the AAR, the Railroad Supply Institute (RSI) and other influential members of the railroad community.

Marketing initiatives deliver a steady flow of new orders from customers. Lead times from order point to delivery date can range from one to 36 months. The Company has set its future sales targets based on railroad industry input as follows: 2013 - $12,000,000; 2014 - $24,000,000; and 2015 - $36,000,000.

Research and Development

A key cornerstone of the Company’s ability to sustain business growth lies in its ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. Kelso Innovative works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years.

Specialized Skill and Knowledge

The Company relies on the specialized skills of management, employees and consultants in the areas of product development and assembly, business development and public company management. In particular, the Company has engaged individuals with extensive production expertise and railroad industry experience with the overall goal of attaining economic, effective and efficient assembly operations. The Company has also engaged a management team with extensive experience managing public companies. The loss of any of these individuals could have an adverse effect on the Company. See “Risk Factors”.

Competitive Conditions

The Company is an innovator in the design and supply of railroad service equipment and uses patented technology to develop proprietary commercial products. As at the date of this filing, the Company’s main competitors are Midland Manufacturing of Chicago, Illinois, and Union Tank Car Company of Chicago, Illinois. The Company considers the products developed by these competitors to be legacy technology when compared to the Company’s products. For example, Company’s EPRV product line has advantages over the internal pressure valve products offered by competitors as described under “Key Products”. Competitive products may be forthcoming in the future but could be conditional based on their designs and may have to undergo lengthy service trials and applications to gain regulatory approvals from the AAR. This process could take two to three years to achieve, giving the Company a significant advantage. The Company holds patent rights to certain of its products and technologies. The Company takes its patent rights seriously and intends to vigorously defend any infringements on the Company’s patents.

The ability of the Company to compete for and acquire production contracts for its products in the future will depend on a number of factors, including the Company’s ability to continue to offer best available technology, competitive pricing, timely delivery of purchase orders and strong customer service.

Raw Materials/Components

The Company has three to five suppliers in the United States for each component part of its products, and sources parts directly from these suppliers based on the suppliers’ ability to satisfy the purchase order within the specified timeframe. The Company assembles the components at its production facilities in Bonham, Texas to develop its finished products which are then shipped directly to the Company’s customers. The parts used to assemble the Company’s products are generally available from a variety of suppliers at competitive prices.

Intangible Properties

The Company’s intangible property, particularly its intellectual property rights, plays an important role in securing the Company’s competitive advantage. The Company holds the patents for its EPRV technology (Patent No. 5,855,225 which expires January 29, 2016) and for its KKM (Patent No. US 7,104,722 B2 which expires in 2023), and has a trademark for its Kelso Klincher® Manway (Registration Number 4,282,652) and has filed a trademark application for its Kelso Tiger Tube products. The Company applied for a patent on June 3, 2013 under a “Non-Publication Request” for its new BOV. The granting of the final patent for the BOV is expected to take two or more years, and if granted, is expected to have a lifespan of 17 years from the date of grant.

These patents and trademarks are critical to the Company’s success as they provide a significant advantage to the Company over its competitors.

Seasonality/Cycles

The cyclical nature of the Company’s business reflects the cyclical nature of business in the railroad industry. Generally, the first quarter is the quietest for the Company and others in the railroad industry, while the third and fourth quarters are the busiest. The quiet first quarter is attributable, in large part, to this being the time of the year when companies in the railroad sector are planning their development and purchase needs for the year, while the delivery of products tends to happen in the third and fourth quarter.

Economic Dependence

The Company’s business is substantially dependent on Patent No. 5,855,225 for the Company’s EPRV technology which expires in January 29, 2016 and Patent No. US 7,104,722 B2 for its KKM technology which expires in 2023. See “Material Contracts”.

Although the Company does not have any formal agreements for long term, large-scale purchase orders from its existing customers, the Company maintains good working relationships with its customers to maintain its status as a preferred supplier of EPRV, KKM and ETS products. The Company currently services three out of the top four OEM producers of rail tank cars. Purchase orders from these and other customers continue to be submitted to the Company for its products.

Employees

As at December 31, 2012, the Company had approximately 30 employees, including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and North Delta, British Columbia.

Reorganizations

In April 2010, the Company completed a reorganization of its management team. In connection with this reorganization, in May 2010, the Company completed a consolidation of its Common Shares on the basis of seven old Common Shares for one new Common Share.

Government Regulations

The railroad transportation industry is highly regulated by governments. In both the United States and Canada, governments regulate, among other things, transportation of HAZMAT and rail safety. The primary regulatory body in the United States for the railroad transportation industry is U.S. Department of Transportation and its Federal Railroad Administration, and in Canada is Transport Canada. The Company endeavours to develop all of its products and operate its business in compliance with all applicable government regulations and testing requirements. The Company certifies its products on an ongoing basis in accordance with AAR guidelines and government regulations.

C.      Organizational Structure

We have two wholly-owned subsidiaries, Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada.

D.      Property, Plants and Equipment

The Company operates two production facilities totaling approximately 47,000 square feet in Bonham, Texas. The Company also operates a lab in Lisle, Illinois. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications for its production facilities from the AAR. See “Business Overview” for additional information regarding our facilities, including a discussion of the productive capacity and extent of utilization of our facilities and products produced. To the best of our knowledge, there are no environmental issues that may affect our utilization of our assets.

As at December 31, 2012, the total carrying value for our property, plant and equipment was $329,975 (August 31, 2012: $336,627), the breakdown of which is as follows: land - $12,558 (August 31, 2012: $12,558), building - $153,201 (August 31, 2012: $155,271), leasehold improvements - $23,085 (August 31, 2012: $24,733), production equipment - $119,961 (August 31, 2012: $120,542), and vehicles - $21,170 (August 31, 2012 ($23,523).

At the time of this filing, the Company has plans to construct a building of approximately 40,000 square feet besides the building it currently owns. The purpose of this structure will be for the assembly of KKM units. In addition, this new building will replace rented space which we currently use and is five miles closer to our existing facility. The building is budgeted at $1,000,000 and construction will commence in late 2013 or early 2014. No expenditures have been made as of yet on this proposed building. The Company plans to finance the new building through operations and if necessary by way of a small equity placement.

Item 5.              Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2013 (“Q2 2013”), the four months ended December 31, 2012 (the “Transition Year”) and the fiscal years ended August 31, 2012 (“Fiscal 2012”) and August 31, 2011 (“Fiscal 2011”) should be read in conjunction with our financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. Our financial statements for Q2 2013, the Transition Year, Fiscal 2012 and Fiscal 2011 (collectively, the “Reported Periods”) were prepared in accordance IFRS.

See “Item 17 Financial Statements” and the notes to the financial statements enclosed herewith for a discussion of the significant accounting policies and significant estimates and judgments required to be made by management.

A.      Operating Results

The financial results for the Reported Periods are indicative of an industrial railroad equipment supply company transitioning from a product development organization to a profitable business enterprise that distributes commercial products from a high production infrastructure that can reliably supply to a heavily regulated railroad industry. The growth in revenues, corresponding expenses and resulting earnings reflect the Company’s successful progress in the execution of its business plan. The steady growth of sales and distribution of our products to the larger OEM segment of the rail tank car industry began in April 2012. Financial results reflect the costs and investments associated with ongoing product development and the expansion our production capacity (including equipment, lease costs, training and qualifying human resources) in advance of higher profitable sales levels. The strategic plan for commercialization has also required the Company to make considerable ongoing investments in production infrastructure; industrial engineering and testing; railroad regulatory filings; liability insurance; and new market initiatives. The majority of these costs are written off in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

Although business and profitability has improved significantly during the Reported Periods, management cautions that the infrastructure of the railroad industry poses many challenges to the development and adoption of our products. Economic and regulatory uncertainty could have a material effect on our current or future business including financial condition and results of operations. The Company is still in the early stages of implementing its commercial business plan hence there are financial risks inherent in the Company’s business plans. This includes a lack of assurance that a profitable market for the Company’s industrial products will continue to develop. Other risk factors may include the adverse effects of raw material costs; competition; and environmental and regulatory issues.

Six Months Ended June 30, 2013 compared to Six Months Ended May 31, 2012

For Q2 2013, the Company reported net income of $240,636 ($0.01 per share) against revenue of $4,674,202 compared to a net loss of $604,850 ($0.02 per share) against revenue of $760,696 for the six months ended May 31, 2012 (“Q2 2012”). Financial results are in line with business development budgets established by management.

Positive cash flow from operations for Q2 2013 was $282,722 before deduction of non-cash working capital items. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $37,830 and share based payments (Black-Scholes) of $4,256.

Factors in the reported income for Q2 2013 include expenses of $111,784 (Q2 2012 - $57,632) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $113,382 (Q2 2012 - $ 55,809).

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that have not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for Q2 2013 reflects in administrative salaries and benefits costs of $104,395 (Q2 2012 - $107,944), executive management contract fees of $262,285 (Q2 2012 - $ 192,885) and consulting fees of $212,780 (Q2 2012 - $102,415).

Business growth expenses included marketing costs of $150,509 (Q2 2012 - $78,461) and related travel costs of $116,236 for Q2 2013 (Q2 2012 - $61,233).

Accounting, audit and legal fees are a key cost component in the access to capital resources and administration functions of a publicly listed industrial company. Costs for these professional services were $63,832 for Q2 2013 (Q2 2012 - $31,566).

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As our business grows so will our insurance costs. Insurance costs for Q2 2013 were $68,316 (Q2 2012 - $11,519).

Four Months Ended December 31, 2013 Compared to Year Ended August 31, 2012

For the Transition Year, the Company reported net income of $10,988 (Nil per share) against revenue of $2,830,778 compared to a net loss of $1,276,827 ($0.04 per share) against revenue of $2,233,807 for Fiscal 2012. Financial results are in line with business development budgets established by management.

Positive cash flow from operations for the Transition Year was $194,159. In accordance with IFRS, reported income includes items not involving cash. These include amortization of $15,515 and share based payments (Black-Scholes) of $167,656.

Factors in the reported income for the Transition Year include expenses of $29,406 (Fiscal 2012 - $117,617) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas; and on-going industrial product design and development costs of $36,802 (Fiscal 2012 - $155,073).

Other key costs include production infrastructure; human resource education; and marketing related expenses for products that has not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for fiscal 2012 reflects in administrative salaries and benefits costs of $58,876 (Fiscal 2012 - $146,983), executive management contract fees of $146,727 (Fiscal 2012 - $392,490) and consulting and investor relations fees of $74,083 (Fiscal 2012 - $212,601) for the Transition Year.

Business growth expenses included marketing costs of $114,845 (Fiscal 2012 - $197,066) and related travel costs of $41,006 (Fiscal 2012 - $100,163) for the Transition Year.

Accounting, audit and legal fees are a key cost component in the access to capital and administration functions of a publicly listed industrial company. The change of the fiscal year end to December 31st required additional audit and legal expenditures. Costs for these professional services were $66,414 (Fiscal 2012 - $97,708) for the Transition Year.

Our products are used for the safe management of hazardous materials and require product liability insurance. Premiums are established by the number units of our products being used in the transport industry. As our business grows so will our insurance costs. Insurance costs for the Transition Year were $81,724 compared to $31,397 for Fiscal 2012.

Year Ended August 31, 2012 Compared to Year Ended August 31, 2011

For Fiscal 2012, the Company recorded a loss of $1,276,827 ($0.04 per share) against revenue of $2,233,807 compared to a loss of $1,463,869 ($0.05 per share) against revenue of $1,326,024 for Fiscal 2011. Annual results are in line with business development budgets established by management to position Kelso for high volume sales in 2013.

Factors in the loss for Fiscal 2012 included expenses of $117,617 (Fiscal 2011 - $45,818) related to the lease costs of production and headquarter facilities in Lisle, Illinois and Bonham, Texas; on-going industrial product design and development costs of $155,073 (Fiscal 2011 - $110,922).

Other key costs included production infrastructure; human resource education; and marketing related expenses for products that has not yet seen sales results. The growth of business, human resources, marketing, sales and production operations for fiscal 2012 reflects in administrative salaries and benefits costs of $146,894 (Fiscal 2011 - $217,895), executive management contract fees of $392,490 (Fiscal 2011– $258,193) and consulting and investor relations fees of $212,601 (Fiscal 2011 – $147,943) for Fiscal 2012.

Business growth expenses included marketing costs of $197,066 (Fiscal 2011 - $43,161) and related travel costs of $100,163 (Fiscal 2011 - $60,290) for Fiscal 2012.

Accounting, audit and legal fees are a key cost component in the administration of a publicly listed industrial company. Costs for these professional services were $97,708 (Fiscal 2011 - $143,466) for Fiscal 2012.

Non-cash share based payments were recorded at $71,132 (Fiscal 2011 – $611,052) for Fiscal 2012. An expense allowance for fluctuations in foreign exchange (the Company operates in both CDN and US dollars) was recorded as a cost of $75,587 (Fiscal 2011 - $37,696 gain) for Fiscal 2012. Amortization of equipment and patents was recorded in the amount of $45,031 (Fiscal 2011 - $15,425) for Fiscal 2012.

B.      Liquidity and Capital Resources

The Company’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. The Company is confident that the demand for our current EPRV products and new KKM technology will continue to improve in future periods. Indicators in the rail industry suggest that the demand for new tank car builds will grow steadily during 2013 and 2014 and growth in that area should provide us with steady growth in sales revenue.

The Company plans to generate the necessary capital resources to finance operations by way of the sales of its products; the exercise of warrants and incentive stock options; and the issuance of equity securities through private placements if necessary. If the Company is unsuccessful in generating adequate capital resources from one or more of the anticipated sources and is unable to replace any shortfall with capital resources from another source, the Company may not be able to meet its future financial obligations and its operations may be adversely affected.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. They include that the Company's products are new entries to the railroad industry and involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual financial results to be materially different include that we may be unsuccessful in raising any additional capital needs that may arise; we may not have sufficient capital to develop, produce and deliver new orders; product development may face unexpected delays; orders that are placed may be cancelled; product may not perform as well as expected; markets may not develop as quickly as anticipated or at all; or that the construction or other plans for plants run into permit, labor or other problems.

In the past, the Company has raised funds through private placement financings and through the exercise of options and warrants. Currently, the Company relies primarily on revenue generated through operations. Although the Company has been successful in raising funds and funding itself in the past, there is no guarantee that the Company will be able to do so in the future.

June 30, 2013 Compared to December 31, 2012

At June 30, 2013 the Company had cash on deposit in the amount of $1,538,530; accounts receivable of $1,073,687; HST receivable of $46,371; prepaid expenses of $116,743 and inventory of $1,496,556 compared to cash on deposit in the amount of $1,421,053; accounts receivable of $1,016,129; HST receivable of $39,649; prepaid expenses of $88,506 and inventory of $1,188,467 at December 31, 2012.

The working capital position of the Company at June 30, 2013 was $3,946,648 which includes $8,352 due to related parties compared to a working capital position of $3,470,762 which includes $12,247 due to related parties at December 31, 2012.

Total assets grew to $4,803,379 at June 30, 2013 up from $4,319,482 at December 31, 2012. At June 30, 2013 the Company had no interest bearing long-term liabilities or debt.

Four Months Ended December 31, 2013 Compared to Year Ended August 31, 2012

At December 31, 2012 the Company had cash on deposit in the amount of $1,421,053; accounts receivable of $1,016,129; HST receivable of $39,649; prepaid expenses of $88,506 and inventory of $1,188,467 compared to cash on deposit in the amount of $2,582; accounts receivable of $877,526; HST receivable of $26,577; prepaid expenses of $82,999; and inventory of $1,196,465 at August 31, 2012.

The working capital position of the Company at December 31, 2012 was $3,470,762 which includes $12,247 due to related parties compared to a working capital position of $1,422,376 which includes $16,362 due to related parties at August 31, 2012.

Net tangible assets grew to $4,036,440 at December 31, 2012 up from $1,925,573 at August 31, 2012. At December 31, 2012 the Company had no interest bearing long-term liabilities or debt.

The Company received new equity capital in the amount of $1,578,377 from a non-brokered private placement, net of costs, and the exercise of warrants during the Transition Year. In addition the Company received $353,846 for the exercise of share purchase warrants at December 31, 2013 but issued the shares after the year end.

Year Ended August 31, 2012 Compared to Year Ended August 31, 2011

At August 31, 2012 the Company had cash on deposit in the amount of $2,582; accounts receivable of $877,526; HST receivable of $26,577; prepaid expenses of $82,999 and inventory of $1,196,465 compared to cash on deposit of $1,457,934; accounts receivable of $337,562; HST receivable of $92,551, prepaid expenses of $45,755 and inventory of $251,171 at August 31, 2011.

The working capital position of the Company at August 31, 2012 was $1,422,376 which includes $16,362 due to related parties compared to a working capital position of $1,916,036 which includes $17,000 due to related parties at August 31, 2011. At August 31, 2012, the Company has no long-term liabilities.

The Company received new equity capital in the amount of $841,959 from the exercise of warrants and options during Fiscal 2012.

C.      Research and Development, Patents and Licenses, etc.

A key cornerstone of the Company’s ability to sustain business growth lies in its ability to create new commercial products. The Company’s research, development and engineering initiatives are conducted through Kelso Innovative. Kelso Innovative is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. Kelso Innovative works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria. Many of these new products have significant industrial market prospects. They are expected to be successfully developed, introduced and adopted commercially over the upcoming years. See “Business Overview”, “Intangible Properties” and “Economic Dependence” above for a discussion of the Company’s patents and licenses.

The Company has spent the following amounts on research in recent years: $36,802 during the four month period ended December 31, 2012, $155,073 during Fiscal 2012, and $110,922 during Fiscal 2011.

D.      Trend Information

The Company is currently experiencing rapid growth in sales and profitability due to the increasing demand placed on the railroad industry as a result of developments in the oil and gas transportation business. The controversy over pipelines has helped our business immensely and we expect the demand to remain high for years to come. The Company is already booked for revenue of $12,000,000 for fiscal 2013 and our margins are expected to remain about 33%. We are not aware of any events that may materially affect our business with the exception of the ever growing interest by OEM producers and shipping companies in our KKM system. We are expecting to receive some small orders in 2013 and larger ones in 2014. This will generate greater revenues and our margins will increase. Currently we are capable of meeting the expected increase in demand.

E.      Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.      Tabular Disclosure of Contractual Obligations

Other than as disclosed below, we do not have any contractual obligations as of June 30, 2013 relating to long-term debt obligations, capital (finance) lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on our latest balance sheet as at June 30, 2013:

Contractual Obligations	Payments due by period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Lease Obligations	$13,958(1)	$13,958(1)	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil

Other Long-Term Liabilities Reflected on Our Balance Sheet under the IFRS	Nil	Nil	Nil	Nil	Nil
Total	$13,958(1)	$13,958(1)	Nil	Nil	Nil

Note:

(1)	Operating lease obligations expire in November 2013.

G.      Safe Harbour

Not applicable.

Item 6.              Directors, Senior Management and Employees

A.      Directors and Senior Management

The following table sets forth the name, office held, age, and functions and areas of experience in our company of each of our directors, senior management, and certain significant employees:

Name	Position(s) Held with Company	Principal Business Activities and Other Principal Directorships
James R. Bond	President, CEO, Director, and Audit Committee Member	President of Bondwest Enterprises Inc. a private company specializing in public company management, corporate finance, entrepreneurial management and business development since 1988.
Richard Lee	CFO and Secretary	CFO of the Company since April 8, 2010 and self-employed businessman.
William Troy	Director and Audit Committee Member	Businessman.
Neil Gambow	Director, CEO of Kelso USA and CEO of Kelso Innovative	CEO of Kelso Innovative from June 21, 2012 to Present; President and CEO, Kelso USA from November 2007 to present; President, Nexnine LLC a consultancy business since November 2006.
Peter Hughes	Director and Audit Committee Member	Self-employed businessman. Director of Broome Capital Inc. (BCP.P – TSXV) and Naturally Splendid Enterprises Ltd. (NSP – TSXV).
Anthony Andrukaitis	Director

Independent Business Consultant; Chief Operations Officer of Trinity Industries, Inc. (holding company providing products and services to industrial, energy, transportation, and construction sectors) from July 2004 to March 2009.

James R. Bond (59 years) – President, CEO and Director

Mr. Bond has been our President, CEO, a director of our company since April 7, 2010, and is member of our Audit Committee. Mr. Bond is the President of Bondwest, a Canadian company established in 1988 that specializes in corporate architecture, financial networking, entrepreneurial management, strategic business development and distress turnarounds. Over the past 35 years he has served in advisory, consulting, executive management, director and corporate officer roles in numerous private and public companies conducting business in the technology, manufacturing and processing industries.

Richard Lee (57 years) – CFO and Secretary

Mr. Lee has been our CFO and Secretary since April 8, 2010. Mr. Lee is a graduate of the University of British Columbia with a Bachelorﾒs degree in Commerce. In addition he is a Certified Management Accountant having obtained his designation in 1991. Mr. Lee spent more than 25 years working for public accounting firms or for companies that trade on recognized stock exchanges. He has gained a wealth of experience in corporate finance, acquisitions and accounting while working with and for listed public companies trading in Canada as well as registered with the SEC in the United States.

William Troy (71 years) – Director

Mr. Troy has been a director of our company since November 21, 2005 and is a member of our Audit Committee. My. Troy has 35 years of business experience including operating and managing several multi-modal transportation companies in the Pacific Northwest and Alaska. Most recently he was owner and CEO of a major northwest regional trucking company that provided agricultural and liquid trucking contract services for several Fortune 500 companies. Mr. Troy has a B.A. and an M.B.A. from the University of Oregon.

Neil Gambow (68 years) – Director, CEO Kelso USA and CEO Kelso Innovative

Mr. Gambow has been a director of our company since December 28, 2009. Mr. Gambow has served as CEO of Kelso Innovative (engineering industrial designs and distribution plans for patented Kelso Klincher™) since June 21, 2012 and as President and CEO of Kelso USA (sales and marketing of pressure relief valves and manways) since November 2007. Mr. Gambow is the former President of Midland Manufacturing, a subsidiary of the Dover Corporation, a US Fortune 500 company. Midland produces valves and valve-related products for the North American rail tank car market. He is a key executive for Kelso responsible for the business development of the technologies of the company. Mr. Gambow is based in Chicago, Illinois and is focused on the growth of sales, marketing and production operations.

Peter Hughes (51 years) - Director

Mr. Hughes has been a director of our company since October 4, 2010 and is a member of our Audit Committee. Mr. Hughes has 25 years’ business experience including senior-level executive and director positions in both private and public companies specializing in pharmaceuticals, alternative energy and mining. Mr. Hughes has built industrial and resource companies from the ground up and has obtained regulatory and exchange approval for numerous reporting issuers. His experience includes corporate structuring, technology assessments, proprietary protection, public and private financings, negotiating property agreements, and public company management. He has also worked with National Research Council of Canada providing alternative energy companies with market intelligence and strategic planning. Mr. Hughes has a Bachelor of Science from UBC and completed the Canadian Securities Course and Directors & Officers Program. Mr. Hughes currently serves as President, CEO and a director of Broome Capital Inc., a capital pool company listed on the TSXV and as a director of Naturally Splendid Enterprises Ltd., a company listed on the TSXV.

Anthony Andrukaitis (59 years) – Director

Mr. Andrukaitis has been a director of our company since August 24, 2011. Mr. Andrukaitis has served as Chief Operations Officer of Trinity Industries, Inc. (Holding company providing products and services to industrial, energy, transportation, and construction sectors) July 2004 – March 2009. Mr. Andrukaitis has over 25 years of senior corporate management experience in finance, accounting, strategic planning, business development and turnaround activities. He was the Chief Operations Officer of Trinity Rail and former President of Trinity Tank Car, Inc., both subsidiaries of Trinity Industries of Dallas, Texas. Prior to that, he was the President and CEO of GATX Terminals Corporation of Chicago, IL. Mr. Andrukaitis is a CPA and holds a Bachelor of Science degree in Accounting from the University of Illinois and Master of Business Administration degree from DePaul University.

Family Relationships

There are no family relationships between any of our directors and senior management listed above.

B.      Compensation

During the Transition Year and Fiscal 2012, the Company’s directors and members of its administrative, supervisory or management bodies received compensation for services, as follows:

Name and Principal Position	Year Ended(1)	Salary ($)	Option–based Awards ($)	All other compensation ($)	Total compensation ($)
James R. Bond President , CEO and Director	December 31, 2012 August 31, 2012	$50,000 $142,500	N/A $18,000(2)	N/A N/A	$50,000 $160,500
Richard Lee CFO and Secretary	December 31, 2012 August 31, 2012	$50,000 $142,500	N/A $18,000(3)	N/A N/A	$50,000 $160,500
Neil Gambow Director, CEO Kelso USA, and CEO Kelso Innovative(4)	December 31, 2012 August 31, 2012	$50,000 $142,500	$36,000(4) N/A	N/A N/A	$86,000 $142,500
William Troy Director	December 31, 2012 August 31, 2012	N/A N/A	N/A $12,000	N/A N/A	N/A $12,000
Peter Hughes Director	December 31, 2012 August 31, 2012	N/A N/A	N/A $12,000	N/A N/A	N/A $12,000
Anthony Andrukaitis Director	December 31, 2012 August 31, 2012	N/A N/A	$32,500 N/A	N/A N/A	$32,500 N/A

Notes:

(1)	Effective December 31, 2012, the Company changed its financial year-end from August 31st to December 31st.
(2)	Stock option calculations are based on a grant of 300,000 options at $0.24 exercisable until June 2, 2015 and 100,000 options at $0.58 exercisable until July 22, 2016.
(3)	Stock option calculations are based on a grant of 300,000 options at $0.24 exercisable until June 2, 2015 and 100,000 options at $0.58 exercisable until July 22, 2016.
(4)

Neil Gambow receives no additional compensation as a director of the Company. He receives compensation as the CEO of Kelso USA and the CEO of Kelso Innovative. Mr. Gambow’s stock option calculations are based on a grant of 300,000 options at $0.24 exercisable until October 4, 2015 and 100,000 options at $0.58 exercisable until July 22, 2016.

Employment Agreements

The Company entered into an employment agreement with James R. Bond effective April 1, 2011 with regards to his employment as the President and Chief Executive Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of three months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Bond a base salary of $10,000 per month for the first twelve months of the agreement, $12,500 per month for the second twelve months and $15,000 per month for the last twelve months of the agreement. Mr. Bond is eligible to receive a bonus based on the performance of the Company.

The Company entered into an employment agreement with Richard Lee effective April 1, 2011 with regards to his employment as the Chief Financial Officer of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of three months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Lee a base salary of $10,000 per month for the first twelve months of the agreement, $12,500 per month for the second twelve months and $15,000 for the last twelve months of the agreement. Mr. Lee is eligible to receive a bonus based upon the performance of the Company.

The Company entered into an employment agreement with Neil Gambow effective April 1, 2011 with regards to his employment as the President and Chief Executive Officer of Kelso Technologies (U.S.A.) Inc. The agreement is for a 36-month term. The agreement provides for a severance clause of three months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Gambow a base salary of $10,000 per month for the first twelve months of the agreement, $12,500 for the second twelve months of the agreement and $15,000 per month for the last twelve months of the agreement. Mr. Gambow is eligible to receive a bonus based upon the performance of the Company.

Stock Option Plan

Pursuant to the policy of the TSXV, we are required to a stock option plan prior to granting incentive stock options and, accordingly, we have adopted a stock option plan. The purpose of our stock option plan is to attract and motivate directors, senior officers, employees, management company employees, consultants and others providing services to our company and its subsidiaries, and thereby advance our interests, by affording such persons with an opportunity to acquire an equity interest in our company through the issuance of stock options.

Our stock option plan is a “rolling” stock option plan permitting the grant of incentive stock options to purchase up to the number of common shares that is equal to 10% of the issued common shares of our company at the time of the stock option grant. As a “rolling” stock option plan, our stock option plan is required to be re approved by the shareholders each year at our annual general meeting and filed with the TSXV.

Our stock option plan has the following terms and conditions:

  stock options may be issued to directors, senior officers, employees, consultants, affiliates or subsidiaries or to employees of companies providing management or administrative services to the Company;

  the Board (or any committee delegated by the Board) in its sole discretion will determine the number of options to be granted, the optionees to receive the options, and term of expiry;

  the options will be non-assignable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

  options will be exercisable at a price which is not less than the Discounted Market Price (as defined by the TSXV policy 1.1);

  options granted to a person who is engaged in investor relations activities will expire within a maximum of 30 days after the optionee ceases to be employed and options granted to all other persons will expire within a reasonable period of time from the date the optionee ceases to hold his or her position or office;

  the number of Common Shares reserved for issuance to any one person pursuant to options granted during the previous 12 months shall not exceed 5% of the issued and outstanding Common Shares at the time of grant; and the number of options granted to consultants or persons performing investor relations activities will not exceed 2% unless the TSXV provides approval;

  the aggregate number of Common Shares which may be subject to issuance pursuant to options granted under our stock option plan shall not exceed the equivalent of 10% of the issued and outstanding Common Shares of the Company;

  options will not be issued unless fully paid and options granted will be fully vested on the date of grant; options granted to consultants providing investor relations services will be subject to vesting provisions as per the policies of the TSXV;

  every option granted under our stock option plan shall be evidenced by a written agreement between the Company and the optionee;

  any consolidation or subdivision of Common Shares will be reflected in an adjustment to the stock options;

  any reduction in exercise price of options granted to the Company’s insiders will be subject to approval of disinterested shareholders of the Company.

Option-Based Awards

The following table sets forth the share-based awards or option-based awards for each of directors and officers of the Company outstanding as at December 31, 2012:

Name	Option Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)
James R. Bond(1)	300,000 100,000	$0.24 $0.58	June 2, 2015 July 22, 2016	$132,000 $10,000
Richard Lee(1)	300,000 100,000	$0.24 $0.58	June 2, 2015 July 22, 2016	$132,000 $10,000
Neil Gambow(1)	300,000 100,000	$0.24 $0.58	June 2, 2015 July 22, 2016	$132,000 $10,000
William Troy	100,000	$0.58	July 22, 2016	$10,000
Peter Hughes	100,000 50,000	$0.24 $0.58	October 4, 2015 July 22, 2016	$10,000
Anthony Andrukaitis	100,000 50,000	$0.58 $0.65	August 24, 2016 October 30, 2015	$10,000 $1,500

Notes:
(1) Value is calculated based on the difference between the market value of the securities underlying the options as at December 31, 2012 being $0.68 and the exercise price of the option.

Termination and Change of Control Benefits

Except as disclosed above with respect to James R. Bond, Richard Lee and Neil Gambow, we have no plans or arrangements in respect of remuneration received or that may be received by our directors and senior management in respect of compensating such person in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities.

Pension, Retirement or Similar Benefits

We have not set aside or accrued any amounts to provide pension, retirement or similar benefit for our directors or senior management during the Transition Year or during Fiscal 2012.

C.      Board Practices

Term of Office

Each director of our company holds office until the next annual general meeting of our company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the articles of our company or the provisions of the BCBCA. Each member of our senior management is appointed to serve at the discretion of our Board, subject to the terms of the employment agreements described above.

Service Contracts

See “Employment Agreements” and “Termination and Change of Control Benefits” above for particulars of certain directors’ service contracts with the Company and its subsidiaries, as applicable. Other than as disclosed herein, the Company does not have any service contracts with directors which provide for benefits upon termination of employment.

Committees

The audit committee is our only committee at this time. The Company does not have a remuneration committee.

Audit Committee

The members of our audit committee are James R. Bond, William Troy and Peter Hughes. As defined in National Instrument 52-110 – Audit Committees, James R. Bond, the Company’s President and CEO, is not “independent” and William Troy and Peter Hughes are independent meaning that they have no direct or indirect material relationship with our company that could, in the view of our Board, reasonably interfere with the exercise of their independent judgment. They are also financially literate, meaning that they have the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by our financial statements.

We have adopted a charter for our audit committee. The audit committee is responsible for review of both interim and annual financial statements for the Company. For the purposes of performing their duties, the members of the audit committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company. The audit committee members meet periodically with management and annually with the external auditors. Our audit committee has the overall duties and responsibilities to:

  review the financial reporting process to ensure the accuracy of the financial statements of the Corporation;

  assist the Board to properly and fully discharge its responsibilities;

  strengthen the role of the Board by facilitating in depth discussions between directors, management and external auditors;

  evaluate the independent auditor's qualifications, performance and independence;

  facilitate the independence of the independent auditor;

  assess the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

  review the processes to monitor compliance with laws and regulations.

D.      Employees

As at December 31, 2012, the Company had approximately 30 employees, including employees of its subsidiaries. The largest group of employees works at the Company’s production facilities in Bonham, Texas and the remainder work in Chicago, Illinois and North Delta, British Columbia. There has been no significant change in the number of employees since December 31, 2013. As at the date of this filing, the Company’s employees are not unionized and all employees are full-time.

E.      Share Ownership

As of August 21, 2013, our directors and senior management beneficially owned the following common shares and stock options of our company:

Name and Office Held	Number of Common Shares Owned and Percent of Total Outstanding Common Shares		Options Owned
	# of Shares	% of Class(1)
James R. Bond President, CEO and Director	1,035,500(2)	2.44%	500,000(2)
Richard Lee CFO and Secretary	Nil(7)	N/A	500,000(7)
William Troy Director	1,022,031(3)	2.41%	200,000(3)
Neil Gambow Director CEO Kelso USA and CEO Kelso Innovative	616,169(4)	1.45%	500,000(4)
Peter Hughes Director	Nil(5)	N/A	200,000(5)
Anthony Andrukaitis Director	150,000(6)	0.35%	200,000(6)

Notes:

(1)	Based on 42,352,847 common shares issued and outstanding as at August 21, 2013.
(2)

Mr. Bond holds 260,500 Common Shares directly; 625,000 Common Shares indirectly through Bondwest Enterprises Inc., a company owned and controlled by Mr. Bond; and 150,000 Common Shares jointly with his spouse. Mr. Bond also holds 500,000 Options which are exercisable into Common Shares, on a one-for-one basis.

(3)	Mr. Troy also holds 200,000 stock options and 100,000 warrants which are exercisable into Common Shares, on a one-for-one basis.
(4)	Mr. Gambow also holds 500,000 stock options which are exercisable into Common Shares, on a one-for-one basis.
(5)	Mr. Hughes holds 200,000 stock options which are exercisable into Common Shares, on a one-for-one basis.
(6)	Mr. Andrukaitis holds 200,000 stock options which are exercisable into Common Shares, on a one-for-one basis.
(7)	Mr. Lee holds 500,000 stock options which are exercisable into Common Shares, on a one-for-one basis.

The voting rights attached to the common shares owned by our directors and senior management do not differ from those voting rights attached to shares owned by people who are not directors or senior management of our company.

Item 7.              Major Shareholders and Related Party Transactions

A.      Major Shareholders

To the best of our knowledge, there are no persons or company who beneficially own, directly or indirectly, or exercise control or direction over, securities carrying more than 5% of the voting rights attached to any class of voting securities of the Company.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not our major shareholders.

As at August 29, 2013, the registrar and transfer agent for our company reported that there were 42,357,847 common shares of our company issued and outstanding. Of these, 37,515,298 were registered to Canadian residents (61 recorded shareholders), 4,767,236 were registered to residents of the United States (107 recorded shareholders) and 75,313 were registered to residents of other foreign countries (7 recorded shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly, except as disclosed in the above table regarding our major shareholders.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in control of our company.

B.      Related Party Transactions

Other than as disclosed in this registration statement and other than in the ordinary course of business, since the beginning of our preceding three financial years, there have been no transactions or loans between our company and:

(a)	enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company;

(b)	associates, meaning unconsolidated enterprises in which we have a significant influence or which have significant influence over our company;

(c)	individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of our company, including directors and senior management of our company and close members of such individuals’ families; and

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence, including enterprises owned by directors or major shareholders of our company and enterprises that have a member of key management in common with our company.

Compensation

For information regarding compensation for our directors and senior management, see Item 6.B. Compensation.

Interests of Experts and Counsel

Not applicable.

Item 8.              Financial Information

A.      Financial Statements and Other Financial Information

Our financial statements are stated in United States dollars and are prepared in accordance with IFRS, as issued by the IASB, the application of which, in our case, conforms in all material respects for the periods presented with the United States generally accepted accounting principles.

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

unaudited consolidated interim financial statements of the Company for the six months ended June 30, 2013, including: consolidated interim statements of financial position, consolidated interim statements of changes in equity, consolidated interim statements of operations and comprehensive loss, consolidated interim statements of cash flows, and notes to consolidated interim financial statements;

(b)

audited consolidated financial statements for the four months ended December 31, 2012 and the year ended August 31, 2012, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and notes to consolidated financial statements; and

(c)

audited consolidated financial statements for the years ended August 31, 2012 and August 31, 2011, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and notes to consolidated financial statements.

These financial statements can be found under “Item 17. Financial Statements” below.

Export Sales

All sales are domestic to the US.

Legal Proceedings

To the knowledge of the Company, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect the Company’s financial position or profitability.

Also, to the knowledge of the Company, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

Policy on Dividend Distributions

We have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

B.      Significant Changes

We are not aware of any significant change that has occurred since June 30, 2013 included in this registration statement and that have not been disclosed elsewhere in this registration statement.

Item 9.              The Offer and Listing

A.      Offer and Listing Details

Price History

Full Financial Years (five most recent full financial years)

The annual high and low market prices of our common shares for the five most recent full financial years on the TSXV and OTCQX were as follows:

Year Ended	TSXV (Canadian dollars, $)		OTCQX (U.S. dollars, $)
	High	Low	High	Low
December 31, 2012(1)	0.68	0.51	0.66	0.528
August 31, 2012	0.72	0.485	0.72	0.488
August 31, 2011	0.78	0.155	0.7386	0.0097
August 31, 2010	0.27	0.015	0.2215	0.0097
August 31, 2009	0.06	0.015	0.0519	0.0179
August 31, 2008	0.09	0.04	0.105	0.04

Note:

(1)	Effective December 31, 2012, we changed our fiscal year end from August 31 to December 31.

Full Financial Quarters (two most recent full financial years)

The high and low market prices of our common shares for each full financial quarter for the two most recent full financial years on the TSXV and OTCQX were as follows:

Quarter Ended	TSXV (Canadian dollars, $)		OTCQX (U.S. dollars, $)
	High	Low	High	Low
December 31, 2012(1)	0.68	0.51	0.66	0.528
August 31, 2012	0.70	0.485	0.6844	0.488
May 31, 2012	0.72	0.52	0.72	0.52
February 29, 2012	0.70	0.55	0.698	0.556
November 30, 2011	0.70	0.50	0.6994	0.547
August 31, 2011	0.70	0.50	0.701	0.5289
May 31, 2011	0.78	0.42	0.7386	0.4786
February 28, 2011	0.69	0.25	0.6914	0.2483
November 30, 2010	0.35	0.155	0.3473	0.0097

Note:

(1)	Effective December 31, 2012, we changed our fiscal year end from August 31 to December 31.

Most Recent 6 Months

The high and low market prices of our common shares for each month for the most recent six months on the TSXV and OTCQX were as follows:

Month Ended	TSXV (Canadian dollars, $)		OTCQX (U.S. dollars, $)
	High	Low	High	Low
August 28, 2013	1.49	1.22	1.43	1.176
July 31, 2013	1.24	0.97	1.217	0.9246
June 30, 2013	1.05	0.95	1.03	0.939
May 31, 2013	1.01	0.92	1.00	0.9413
April 30, 2013	1.06	0.83	1.03	0.832
March 31, 2013	0.95	0.62	0.914	0.612
February 28, 2013	0.64	0.59	0.636	0.59

Transfers of Common Shares

Our common shares are in registered form and the transfer of our common shares is managed by our transfer agent, Computershare Investor Services Inc., located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada (Tel: (604) 661-9400; Fax: (604) 661-9549).

B.      Plan of Distribution

Not applicable.

C.      Markets

The Common Shares are publicly traded on the TSXV under the symbol “KLS”, and on the U.S. OTCQX under the symbol “KEOSF”.

We currently plan to apply to have our common shares quoted on the OTC Bulletin Board maintained by the Financial Industry Regulatory Authority upon the effectiveness of the registration statement. In order to do this, a market maker must file a Form 15c-211 to allow the market maker to make a market in our common shares and we are not aware that any market maker has any such intention. We cannot provide our investors with any assurance that our common shares will be traded on the OTC Bulletin Board, or, if traded, that a public market in the United States will materialize. Further, the OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If our common shares are not quoted on the OTC Bulletin Board or if a public market in the United States for our common shares does not develop, then investors in the United States may have difficulty reselling our common shares.

D.      Selling Shareholders

Not applicable.

E.      Dilution

Not applicable.

F.      Expenses of the Issue

Not applicable.

Item 10.            Additional Information

A.      Share Capital

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A non-cumulative Preferred Shares without par value, of which 5,000,000 are designated as Series 1 Shares.

Common Shares

We are authorized to issue an unlimited number of Common Shares without par value. As at June 30, 2013, there were 41,415,347 Common Shares issued and outstanding. As at August 29, 2013, there were 42,357,847Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote for each Common Share held on all matters to be voted on by such holders. The holders of Common Shares are entitled to receive, pro rata, such dividends as may be declared by the Board out of funds legally available therefore. No dividends shall be declared or paid on the Common Shares unless and until dividends are rateably declared on the Series 1 Shares on the basis of that number of Common Shares into which the Series 1 Shares may be converted at the time such dividends are declared. The holders of Common Shares are entitled to receive, pro rata, the remaining property of the Company on a liquidation, dissolution or winding-up of the Company after the holders of Preferred Shares, including holders of Series 1 Shares, have been paid. There are no pre-emptive rights or redemption rights attached to the Common Shares.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares without par value. As at June 30, 2013 and as at August 29, 2013, there were no Preferred Shares issued and outstanding.

The holders of Preferred Shares have preference over holders of Common Shares in the event of dissolution, liquidation or winding-up of the Company and shall be entitled to receive the amount paid up with respect to each Preferred Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of Preferred Shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company except as specifically provide dint he special rights and restrictions attached to any particular series.

Series 1 Shares

The Company has designated 5,000,000 of the Preferred Shares as Series 1 Shares. As at June 30, 2013 and as at August 29, 2013, there were no Series 1 Shares issued and outstanding.

The holders of the Series 1 Shares are subject to the special rights and restrictions attached to the Preferred Shares generally, in addition to the special rights and restrictions attached to the Series 1 Shares. The holders of the Preferred Shares shall be entitled to receive notice of and attend all meetings of shareholders of the Company and shall have the right to vote at any such meeting on the basis of one vote for each Series 1 Share held.

The Series 1 Shares are, for a period of five years after issuance, convertible into units at the rate of one unit for the greater of every $0.15 of paid-up capital in respect of the Series 1 Shares being converted and such amount as may be stipulated by the TSXV at the time of issuance of such Series 1 Shares as a condition to acceptance of such issuance by the TSXV. This rate shall escalate by $0.05 on each annual anniversary (but $0.10 if the previous rate was above $0.50, and $0.25 if the previous rate was above $1.00). Each unit shall consist of one Common Share and one non-transferable share purchase warrant. Each warrant shall entitle the holder to purchase one additional Common Share for a period of two years (but not subsequent to the fifth anniversary of the issuance of the corresponding Series 1 Share). The purchase price during the first year of the term of the warrant shall be equal to the conversion price of the corresponding Series 1 Share at the time of conversion. During the second year, the purchase price shall increase by 15%. If the Series 1 Shares are not converted during the aforesaid five year period, each Series 1 Share shall be deemed to have been converted immediately after the expiry of such period at the applicable conversion price described above.

No dividends shall be declared or paid on the Common Shares unless and until dividends have been rateably declared on the Series 1 Shares on the basis of that number of Common Shares into which the Series 1 Shares may be converted at the time such dividends are declared.

In the event of a dissolution, winding up or other return of capital of the Company, registered holders of Series 1 Shares shall be entitled to receive the amount paid up on such shares before any amount shall be paid or any property or assets of the Company is distributed to the registered holders of any other classes of shares. After payment to the registered holders of the Series 1 Shares of the amount payable to them as provided above, they shall not be entitled to share in any further distribution of the property or assets of the Company.

All of our common shares issued and outstanding were fully paid and non-assessable. There are no shares not representing capital. Our company or subsidiaries do not own any shares of our company.

Warrants

As at June 30, 2013, we had the following outstanding warrants to purchase our common shares:

Number	Exercise Price	Expiry Date
1,059,029	CAD$2.10(1)	October 31, 2014
976,665	$0.80	September 18, 2014
830,000	CAD$0.70	July 25, 2013

Total: 2,865,694

Note:

(1)	Exercisable at $1.05 from October 31, 2011 until October 30, 2012, at $2.10 from October 31, 2012 until October 30, 2013 and at $5.25 from October 31, 2013 until October 30, 2014.

As at August 29, 2013, we had the following outstanding warrants to purchase our common shares:

Number	Exercise Price	Expiry Date
1,059,029	CAD$2.10(1)	October 31, 2014
964,165	$0.80	September 18, 2014
Total: 2,023,194

Note:

(1)	Exercisable at $1.05 from October 31, 2011 until October 30, 2012, at $2.10 from October 31, 2012 until October 30, 2013 and at $5.25 from October 31, 2013 until October 30, 2014.

Stock Options

As at June 30, 2013 we had the following outstanding stock options to purchase our common shares:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
180,000	180,000	$0.24	December 7, 2013
150,000	150,000	$0.55	February 9, 2014
150,000	150,000	$0.65	November 25, 2014
600,000	600,000	$0.24	June 2, 2015
400,000	400,000	$0.24	October 4, 2015
420,000	420,000	$0.58	July 22, 2016
100,000	100,000	$0.58	August 25, 2016
310,000	310,000	$0.65	October 30, 2017
28,571	28,571	$0.70	October 7, 2019
Total: 2,338,571	Total: 2,338,571

As at August 29, 2013, we had the following outstanding stock options to purchase our common shares:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
180,000	180,000	$0.24	December 7, 2013
150,000	150,000	$0.55	February 9, 2014
150,000	150,000	$0.65	November 25, 2014
600,000	600,000	$0.24	June 2, 2015
200,000	200,000	$0.24	October 4, 2015
420,000	420,000	$0.58	July 22, 2016

100,000	100,000	$0.58	August 25, 2016
310,000	310,000	$0.65	October 30, 2017
28,571	28,571	$0.70	October 7, 2019
870,000	870,000	$1.45	March 31, 2017
Total: 3,008,571	Total: 3,008,571

Other Convertible Obligations or Other Outstanding Equity-Linked Securities, or Subscription Rights

We have no convertible obligations or other outstanding equity-linked securities, or subscription rights that have been granted.

Issuances of Common Shares

During the six months ended June 30, 2013, the Company issued 1,189,835 common shares pursuant to the exercise of 1,189,835 warrants for gross proceeds of $489,514. In addition, the Company issued 234,929 common shares pursuant to the exercise of 234,929 share purchase options for gross proceeds of $61,140.

During the four months ended December 31, 2012, the Company issued 1,995,000 units at a price of $0.60 per unit pursuant to a private placement for gross proceeds of $1,197,000. Each unit consists of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one additional Common Share at an exercise price of $0.80 per share until Septembers 28, 2014. The Company paid $91,414 in finder’s fees and other costs. In addition, the Company issued 1,336,000 shares for warrants exercised for gross proceeds of $472,791. In addition, the Company received share subscriptions for the exercise of an additional 999,000 warrants for gross proceeds of $353,846. These shares were issued subsequent to December 31, 2012.

During the year ended August 31, 2012, no common shares were issued for private placements. In addition, the Company raised $818,341 through the exercise of 3,553,300 warrants during the year ended August 31, 2012.

B.      Memorandum and Articles of Association

Incorporation

We are incorporated under the BCBCA. Our British Columbia incorporation number is BC0323395.

Objects and Purposes of Our Company

Our articles do not contain a description of our objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Other than as disclosed below, our articles do not restrict directors’ power to (a) vote on a proposal, arrangement or contract in which the directors are materially interested or (b) to vote compensation to themselves or any other members of their body in the absence of an independent quorum.

The BCBCA does, however, contain restrictions in this regard. The BCBCA provides that a director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director who holds a disclosable interest in a contract or transaction into which we have entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting. A director or senior officer generally holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to our company; (b) we have entered, or proposed to enter, into the contract or transaction, and (c) either (i) the director or senior officer has a material interest in the contract or transaction or (ii) the director or senior officer is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. A director or senior officer does not hold a disclosable interest in a contract or transaction merely because the contract or transaction relates to the remuneration of the director or senior officer in that person’s capacity as director, officer, employee or agent of our company or of an affiliate of our company.

Borrowing Powers of Directors

Our articles provide that we, if authorized by our directors, may:

  borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

  issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

  guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

  mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

Qualifications of Directors

Under our articles, a director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the BCBCA to become, act or continue to act as a director.

Share Rights

See “Share Capital” above for a summary of our authorized capital and the special rights and restrictions attached to our Common Shares, Preferred Shares and Series 1 Shares.

Procedures to Change the Rights of Shareholders

Our articles state that the Company may by resolution of its directors: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established; (c) if the Company is authorized to issue shares of a class of shares with par value: (i) decrease the par value of those shares, (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares, (iii) subdivide all or any of its unissued or fully paid issued shares with par value into shares of smaller par value, or (iv) consolidate all or any of its unissued or fully paid issued shares with par value into shares of larger par value; (d) subdivide all or any of its unissued or fully paid issued shares without par value; (e) change all or any of its unissued or fully paid issued shares with par value into shares without par value or all or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; (g) consolidate all or any of its unissued or fully paid issued shares without par value; or (h) otherwise alter its shares or authorized share structure when required or permitted to do so by the BCBCA.

Meetings

Each director holds office until our next annual general meeting or until his office is earlier vacated in accordance with our articles or with the provisions of the BCBCA. A director appointed or elected to fill a vacancy on our board also holds office until our next annual general meeting.

Our articles provide that our annual meetings of shareholders must be held at such time in each calendar year and not more than 15 months after the last annual general meeting and at such place as our Board may from time to time determine. Our directors may, at any time, call a meeting of our shareholders.

The holders of not less than five percent of our issued shares that carry the right to vote at a meeting may requisition our directors to call a meeting of shareholders for the purposes stated in the requisition.

Under our articles, the quorum for the transaction of business at a meeting of our shareholders is one or more persons, present in person or by proxy.

Our articles state that in addition to those persons who are entitled to vote at a meeting of our shareholders, the only other persons entitled to be present at the meeting are the directors, the president (if any), the secretary (if any), any lawyer or auditor for our company, any persons invited to be present at the meeting by our directors or by the chair of the meeting and any person entitled or required under the BCBCA or our articles to be present at the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or British Columbia, or in our charter documents.

Change in Control

There are no provisions in our articles or in the BCBCA that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company or our subsidiaries.

Ownership Threshold

Our articles or the BCBCA do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that we disclose in our information circular for our annual general meeting, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this registration statement on Form 20-F, we expect that the United States federal securities laws will require us to disclose, in our annual report on Form 20-F, holders who own 5% or more of our issued and outstanding shares.

C.      Material Contracts

There are no other contracts, other than those disclosed in this registration statement and those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this registration statement:

1.

The Company’s patent for the EPRV is in good standing until January 29, 2016. The patent abstract describes the EPRV as “a pressure relief valve for releasing fluid through a vent in a railway tank car, tank trucks and similar vessels. A valve disc is normally biased in a closed position by a plurality of constant- force springs of laminated steel tapes on drums supported on upright angle brackets symmetrically arranged around a valve seat. The pressure at which the valve opens is determined by a pre-selection of the number of springs, laminated tapes per spring and the restoring force of each tape.” See “Business Overview”.

2.

On May 26, 2010, the Company entered into an agreement with Barry LaCroix whereby the Company acquired Manhole Cover Patent No. US 7,104,722 B2 from Mr. LaCroix and related technology and intellectual property in consideration for CDN$40,000 and the grant of a 5% royalty on gross sales of the manhole covers sold under the auspices of the patent in favour of Mr. LaCroix on the terms and conditions set out in the agreement. This patent expires 2023.

3.

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was approved by the shareholders of the Company on March 4, 2011 and by the TSXV on April 6, 2011. A copy of the shareholder rights plan is available on SEDAR at www.sedar.com.

4.

The Company has a 10% rolling stock option plan which was last approved by the shareholders of the Company on March 8, 2012. This stock option plan is scheduled to be voted on by the shareholders of the Company at the next annual general and special meeting. See “Stock Option Plan” above and “Approval of Stock Option Plan” within the Company’s Management Information Circular dated May 7, 2013, available on SEDAR at www.sedar.com, for a summary of the terms of the stock option plan.

5.

Effective April 1, 2011, the Company entered into an employment agreement with James R. Bond, the President and CEO of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of three months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Bond a base salary of $10,000 per month for the first twelve months of the agreement, $12,500 per month for the second twelve months and $15,000 per month for the last twelve months of the agreement. Mr. Bond is eligible to receive a bonus on the performance of the Company.

6.

Effective April 1, 2011, the Company entered into an employment agreement with Richard Lee, the CFO and Secretary of the Company. The agreement is for a 36-month term. The agreement provides for a severance clause of three months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Lee a base salary of $10,000 per month for the first twelve months of the agreement, $12,500 per month for the second twelve months and $15,000 per month for the last twelve months of the agreement. Mr. Lee is eligible to receive a bonus on the performance of the Company.

7.

Effective April 1, 2011, the Company entered into an employment agreement with Neil Gambow, the President and CEO of Kelso USA. The agreement is for a 36-month term. The Agreement provides for a severance clause of three months’ notice for termination. Pursuant to the agreement, the Company has agreed to pay Mr. Gambow a base salary of $10,000 per month for the first twelve months of the agreement, $12,500 per month for the second twelve months and $15,000 per month for the last twelve months of the agreement. Mr. Gambow is eligible to receive a bonus on the performance of the Company.

8.

On November 28, 2012, the Company acquired all proprietary and manufacturing rights from the James Wilson Company of Houston, Texas for their eduction tubes, currently marketed as the Tiger Tube, for US$65,000. The Company intends to trademark the product as the Kelso Tiger Tube. To support the Company’s activities, Jim Wilson has agreed to serve as a consultant to the Company and will receive a fee of $6,500 per month for 24 months. In addition the Company will pay a 7% royalty from sales over the duration of the consulting agreement.

9.

On November 28, 2012, the Company entered into a consulting agreement with James Wilson for client consulting services regarding the engineering, design, manufacture and sale of eduction tubes and all matters relating to eduction tubes. The agreement is for a 24-month term and at the sole discretion of the Company can be renewed for up to three six-month periods. Pursuant to the agreement, the Company has agreed to pay Mr. Wilson a monthly fee of $6,500 in consideration for a minimum of 80 hours per month devoted to the affairs of the Company. The agreement is the result of the sale and purchase agreement between the Company and James Wilson Company dated as at November 28, 2012.

10.

On November 1, 2012, the Company entered into a lease with Bonham Associates Management Ltd. (“BAML”) whereby BAML agreed to lease a 41,600 square foot facility to the Company in Bonham, Texas for $$8,667 per month for a period of 13 months, with an option to renew for an additional 12 months at the same monthly rate.

D.      Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.      Taxation

Certain Canadian Federal Income Taxation

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his, her or its common shares in the capital of our company in connection with carrying on a business in Canada (a “non-resident holder”).

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act (Canada) and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common shares and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common shares, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common shares is made. Accordingly, holders and prospective holders of our common shares should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common shares in their particular circumstances.

Dividends

Dividends paid on our common shares to a non-resident holder will be subject under the Income Tax Act (Canada) to withholding tax at a rate of 25% subject to a reduction under the provisions of an applicable tax treaty, which tax is deducted at source by our company. The Treaty provides that the Income Tax Act (Canada) standard 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting shares of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act (Canada) in respect of a capital gain realized upon the disposition of a common share of our company unless such share represents “taxable Canadian property”, as defined in the Income Tax Act (Canada), to the holder thereof. Our common shares generally will be considered taxable Canadian property to a non-resident holder if:

  the non-resident holder;

  persons with whom the non-resident holder did not deal at arm’s length; or

  the non-resident holder and persons with whom such non-resident holder did not deal at arm’s length,

owned, or had an interest in an option in respect of, not less than 25% of the issued shares of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of such shares. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada.

United States Federal Income Taxation

The following is a general discussion of certain possible United States federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all aspects of United States federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. See “Certain Canadian Federal Income Tax Consequences” above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common shares, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors with respect to federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of our common shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions which are taxable dividends and which meet certain requirements will be “unqualified dividend income” and taxed to U.S. Holders at a maximum U.S. federal rate of 15%. Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the common shares and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such shares.

Capital Gains

In general, upon a sale, exchange or other disposition of common shares, a U.S. Holder will generally recognize a capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will be U.S. source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the shares exceeds one year. If the U.S. Holder is an individual, any capital gain will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the tax credit, among which are an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

F.      Dividends and Paying Agents

There is no dividend restriction; however, we have not declared any dividends since our inception and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Any future payment of dividends or distributions will be determined by our Board on the basis of our earnings, financial requirements and other relevant factors.

There is no special procedure for non-resident holders to claim dividends. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” above.

G.      Statement by Experts

The financial statements of our company for the four months ended December 31, 2012 and for the years ended August 31, 2012 and 2011 included in this registration statement have been audited by Smythe Ratcliffe LLP, Chartered Accountants, with a business address at 700 – 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given their authority as experts in accounting and auditing.

H.      Documents on Display

Upon the effectiveness of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 (United States), and we will thereafter file reports and other information with the Securities and Exchange Commission. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. In addition, the Securities and Exchange Commission maintains a web site that contains reports and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The documents concerning our company referred to in this registration statement may be viewed at the offices of Clark Wilson LLP, 900 – 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1 during normal business hours.

I.      Subsidiary Information

The Company operates in conjunction with its two wholly-owned subsidiaries Kelso USA and Kelso Innovative. The Company owns 100% of the voting securities of each of its subsidiaries. Neither subsidiary has a class of restricted securities. Kelso USA was incorporated on August 3, 2005 in the State of Nevada. Kelso Innovative was incorporated on June 20, 2012 in the State of Nevada.

Item 11.            Quantitative and Qualitative Disclosures About Market Risk

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL, accounts receivable is classified as loans and receivables, and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

  Credit risk;
  Liquidity risk; and
  Market risk.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto as at December 31, 2012 was $1,421,053 (August 31, 2012 - $2,582).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto as at December 31, 2012 was $1,016,129 (August 31, 2012 - $877,526). The Company’s concentration of credit risk for accounts receivable with respect to Customer A (see note 15 to audited annual financial statements for the four months ended December 31, 2012) as at December 31, 2012 was $469,802 (August 31, 2012 - $692,364), while Customer B was $309,795 (August 31, 2012 - n/a).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2012, the Company had $1,421,053 (August 31, 2012 - $2,582) of cash to settle current liabilities with the following due dates: accounts payable of $270,795 (August 31, 2012 - $747,411) were due within three months and; due to related party balances of $12,247 (August 31, 2012 - $16,362) were due on demand.

Market Risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

Currency Risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2012 and August 31, 2012, the Company’s net exposure to foreign currency risk is as follows (in USD):

	As at December 31, 2012	As at August 31, 2012
Net Assets	$824,251	$49,130

Based on the above, assuming all other variables remain constant, a 1.5% weakening or strengthening of the USD against the CAD would result in approximately $13,000 (August 31, 2012 - $1,000) foreign exchange loss or gain in the consolidated statements of operations.

Other Price Risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

See “Item 17. Financial Statements”.

Item 12.            Description of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.            Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.            Material Modifications to the Rights of Security Holders and Use of Proceeds.

The Company has a shareholder rights plan pursuant to an agreement between the Company and Computershare Trust Company of Canada dated February 3, 2011. This plan was approved by the shareholders of the Company on March 4, 2011 and by the TSXV on April 6, 2011. The purpose of the shareholder rights plan is to: (a) ensure, to the extent possible, that all holders of the Common Shares of the Company and the Board have adequate time to consider and evaluate any unsolicited bid for the Common Shares; (b) provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid: (c) encourage the fair treatment of the Company’s securityholders in connection with any takeover bid made for the Common Shares; and (d) generally to assist the Board in enhancing shareholder value. One right as been issued in respect of each issued Common Share of the Company.

At its annual general and special meeting held on June 5, 2013, the Company obtained shareholder approval of certain amendments to the Articles of the Company to include provisions for: (i) uncertificated shares; (ii) conversion of fractional shares into whole shares in accordance with the Business Corporations Act (British Columbia); (iii) participation in shareholders’ meetings by telephone and other communication mediums; (iv) flexibility to the board of directors to make certain alterations to the Company’s authorized share structure by way of directors resolution as opposed to the Company having to incur the additional costs of obtaining shareholder approval; and (v) allowing for change of the Company’s name by directors resolution instead of by an ordinary resolution of the shareholders of the Company. In addition shareholder’s approved the adoption of advance notice provisions. Advance notice provisions provide a framework whereby the Company can fix a deadline for submission of director nominations by shareholders prior to any annual or special meeting of shareholders and can set forth the information regarding director nominees that a shareholder must include in their notice to the Company for such notice to be in proper written form.

Item 15.            Controls and Procedures

Not Applicable

Item 16.            [Reserved]

A.      Audit Committee Financial Expert

Not Applicable

B.      Code of Ethics

The Company has not adopted a Code of Ethics given its current stage of development. As the Company grows, the Company may adopt a Code of Ethics in the future.

C.      Principal Accountant Fees and Services

Not Applicable

D.      Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17.            Financial Statements

Financial Statements filed as part of the registration statement:

The following financial statements and notes thereto are filed with and incorporated herein as part of this registration statement:

(a)

unaudited consolidated interim financial statements of the Company for the six months ended June 30, 2013, including: consolidated interim statements of financial position, consolidated interim statements of changes in equity, consolidated interim statements of operations and comprehensive loss, consolidated interim statements of cash flows, and notes to consolidated interim financial statements;

(b)

audited consolidated financial statements for the four months ended December 31, 2012 and the year ended August 31, 2012, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and notes to consolidated financial statements; and

(c)

audited consolidated financial statements for the years ended August 31, 2012 and August 31, 2011, including: independent auditors’ report by Smythe Ratcliffe LLP, Chartered Accountants, consolidated statements of financial position, consolidated statements of changes in equity, consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and notes to consolidated financial statements.

Item 18.            Financial Statements

See “Item 17. Financial Statements”.

Item 19.            Exhibits

Exhibit No.	Description
(3)	Articles of Incorporation and Bylaws
3.01	Certificate of Incorporation
3.01a	Certificate of Name Change
3.01b	Notice of Articles
3.01c	Articles
(4)	Securityholder Rights
4.01	Shareholders Rights Plan dated February 3, 2011
(10)	Material Contracts
10.01	Professional Services Agreement with Bondwest Enterprises Inc. dated April 1, 2011
10.02	Professional Services Agreement with Richard Lee dated April 1, 2011
10.03	Professional Services Agreement with Neil Gambow dated April 1, 2011
10.04	Stock Option Plan
10.05	Lease Agreement with Bonham Associates Management Ltd. dated November 1, 2012

Exhibit No.	Description
10.06	Sale and Purchase Agreement with James Wilson Company dated November 28, 2012
10.07	Consulting Agreement with James Wilson dated November 28, 2012
10.08	Agreement with Barry LaCroix for Patent No. US 7,104,722 B2 dated May 26, 2010
10.09	Notice of Recordation of Assignment Document for US Patent No. 7104722
10.10	Notice of Recordation of Assignment Document for US Patent No. 5855225
(21)	Subsidiaries
21.01	List of Subsidiaries
(99)	Additional Exhibits
99.1	Audited annual financial statements for the four months ended December 31, 2012
99.2	Audited annual financial statements for the year ended August 31, 2012
99.3	Audited annual financial statements for the year ended August 31, 2011
99.4	Unaudited interim financial statements for the six months ended June 30, 2013.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

KELSO TECHNOLOGIES INC.

/s/ James R. Bond
James R. Bond
President, Chief Executive Officer and Director

Date: August 29, 2013